

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Pijun Liu
Chief Executive Officer
WeTrade Group, Inc.
No 1 Gaobei South Coast
Yi An Men 111 Block 37, Chao Yang District
Beijing City, People Republic of China 100020

Re: WeTrade Group, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed December 3, 2021
File No. 333-252149

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comment. In comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Risk Factors
The recent joint statement by the SEC and PCAOB..., page 28

1.   Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Pijun Liu
WeTrade Group, Inc.
December 13, 2021
Page 2

        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Yarona L. Yieh, Esq.